(Translation)

RECEIVED

2004 AUG -5 A 9:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-5227

July 15, 2004

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Kenkichi Yoshida, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

04036027

SUPPL

Notice of Purchase through ToSTNeT-2 of the 5th Unsecured Convertible Bonds Issued by SEGA Corporation

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on July 15, 2004, determined that the Company would purchase the 5th Unsecured Convertible Bonds issued by SEGA Corporation (the "Convertible Bonds"), as described below:

PROCESSED

AUG 06 2004

THOMSON FINANCIAL

Description

1) Purpose of the purchase:

The Company intends to purchase the Convertible Bonds to promote smooth business combination between the Company and SEGA Corporation for the establishment of a joint holding company by way of a joint share transfer (*kyodo kabushiki-iten*) with SEGA Corporation.

2) Method of the purchase:

The Company will consign a purchase of the Convertible Bonds at ToSTNeT-2 (closing price trading) of Tokyo Stock Exchange at 8:45 a.m. on July 16, 2004 (no other trading system will be employed and the trading time will not be changed). The purchase order will be made only on the trading time.

3) Particulars of the purchase:

(1) Maximum aggregate principal amount of the Convertible Bonds to be purchased: ¥4,200 million

(2) Purchase price: ¥116 per face value of ¥100 (closing price on the date hereof)

(3) Maximum aggregate amount of the Convertible Bonds to be purchased: ¥4,872 million

(Note 1) There will be no change in the particulars of the purchase listed in (1) through (3) above. According to the market trend, part or all of the purchase may not be executed.

(Note 2) The purchase will be made by placing a purchase order in an amount equivalent to the aggregate principal amount of the Convertible Bonds to be purchased.

4) Publication of the result of the purchase:

The result of the purchase will be publicized after the close of the trading at 8:45 a.m. on July 16, 2004.

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(Translation) **File No. 82-5227**

July 16, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Kenkichi Yoshida, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Notice of Result of Purchase through ToSTNeT-2 of the 5th Unsecured Convertible Bonds Issued by SEGA Corporation

Notice is hereby given that Sammy Corporation (the "Company") executed the purchase of the 5th Unsecured Convertible Bonds issued by SEGA Corporation (the "Convertible Bonds") publicized yesterday (on July 15, 2004), as described below:

Description

1) Method of the purchase:

Purchase at ToSTNeT-2 (closing price trading) of Tokyo Stock Exchange at 8:45 a.m. on July 16, 2004

2) Particulars of the purchase:

(1)	Aggregate principal amount of the Convertible Bonds purchased:	¥4,200 million
(2)	Purchase price:	¥116 per face value of ¥100 (closing price on July 15, 2004)
(3)	Aggregate amount of the Convertible Bonds purchased:	¥4,872 million

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